Exhibit 99.70

DISCIPLINED STRATEGY

QUALITY ASSETS

SUSTAINABILITY

ANNUAL REPORT 2004

Annual General Meeting

The Annual Meeting of the Unitholders of StarPoint Energy Trust (“StarPoint” or the “Trust”) will be on Monday, May 30, 2005 at 10:00 AM (MDT) in the Bow Valley Square Conference Centre, 205 - 5th Avenue SW, Calgary, AB.  Unitholders who are unable to attend this meeting are requested to complete and return their proxies to Olympia Trust Company at their earliest convenience.

Forward-Looking Statements

This document may contain forward-looking statements, including statements relating to management’s approach to operations, expectations relating to the number of wells, amount and timing of capital projects, interest rates, worldwide and industry production, prices of oil and natural gas, Trust production, cash flow and debt levels. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Trust to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by StarPoint at the time of preparation, may prove to be incorrect.

Contents

1	HIGHLIGHTS

3	PRESIDENT’S LETTER TO SHAREHOLDERS

6	OPERATIONS REVIEW

9	MANAGEMENT’S DISCUSSION AND ANALYSIS

20	STARPOINT ENERGY TRUST BALANCE SHEET

21	STARPOINT ENERGY TRUST NOTES TO FINANCIAL STATEMENTS

25	STARPOINT ENERGY LTD. CONSOLIDATED FINANCIAL STATEMENTS

28	STARPOINT ENERGY LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

IBC	CORPORATE INFORMATION

PROFILE

StarPoint Energy Trust (“StarPoint” or the “Trust”) is a conventional royalty trust based in Calgary, Alberta, engaged in the production, development and acquisition of oil and natural gas. StarPoint Energy Trust was created through the reorganization of StarPoint Energy Ltd. on January 7, 2005.

StarPoint’s primary mandate is to focus on low cost operations, maintain and grow reserves and production, and distribute approximately 75-85 percent of its available cash flow to Unitholders in monthly distributions. The Trust pursues an integrated strategy of acquisitions, development and exploitation of high-quality, long-life, light oil and natural gas reserves within its core areas of Southeast Saskatchewan, Central Alberta and Northeast British Columbia.

Note:   All references to barrels of oil equivalent (“boe”) are calculated converting natural gas to oil at a ratio of six thousand cubic feet to one barrel of oil.

THE STARPOINT ADVANTAGE

•                     EXPERIENCED TECHNICAL TEAM

•                     FOCUSED, HIGH-QUALITY, LIGHT OIL AND NATURAL GAS ASSETS

•                     3 YEAR DRILLING INVENTORY

•                     IDENTIFY ACCRETIVE ACQUISITIONS

•                     MAINTAIN FINANCIAL AND OPERATIONAL DISCIPLINE

Highlights

	Year ended December 31
($000s, except per share amounts)	2004	2003(1)	% Change
FINANCIAL ($Cdn)
Production revenue (net of hedging)	102,019	5,086	1,906
Cash flow from operations(2)	51,301	2,231	2,199
Per share – basic	0.64	0.05	1,180
Per share – diluted	0.61	0.05	1,120
Net income (loss)	6,405	(551)	1,262
Per share – basic	0.08	(0.01)	900
Per share – diluted	0.08	(0.01)	900
Weighted average shares outstanding
Basic	79,642	40,849	95
Diluted	83,720	40,867	105

OPERATIONS
Production
Natural gas (mcf/d)	11,942	6,242	91
Oil and natural gas liquids (bbl/d)	4,810	144	3,240
Oil equivalent (boe/d)	6,800	1,184	474
Wells drilled
Gross	55.0	8.0	588
Net	35.4	3.5	911
Success rate (%)	87%	88%	(1)

(1)         The Company began active operations September 5, 2003.

(2)         “Cash flow from operations” should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Company’s performance. “Cash flow from operations” represents cash flow from operating activities prior to changes in non-cash working capital. StarPoint’s determination of cash flow from operations may not be comparable to that found in the consolidated statements of cash flows in the financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

Proven Track Record

2003 StarPoint initiated operations as a junior E&P company from a Plan of Arrangement between Crescent Point Energy Ltd. and Tappit Resources Ltd. The Company began trading on September 10, 2003. In 2003, StarPoint acquired two private companies and assets from a third company.

2004 The successful implementation of management's integrated growth strategy resulted in average production for the year 2004 of 6,800 boepd compared to 1,184 boepd in 2003, an increase of 474 percent.

2005 StarPoint acquired E3 Energy Inc. and converted to an energy trust, and a separate exploreco – Mission Oil & Gas Inc. The Trust subsequently acquired a private company with high-quality, long-life natural gas assets in the Deep Basin of northwest Alberta, and in a separate transaction acquired light oil properties in southeast Saskatchewan.

261
1,421
5,288
7,027
7,382
7,450
9,300
9,850
Q3/03
Q4/03
Q1/04
Q2/04
Q3/04
Q4/04
Q1/05 E
2005 Avg. E

PRODUCTION GROWTH

RESERVES GROWTH

President’s Letter to Shareholders

In 2004, StarPoint Energy Ltd. achieved excellent results, significantly increasing the Company’s reserves, production and cash flow on a cost effective, per share basis through the successful implementation of management’s strategic business plan.

StarPoint achieved this excellent per share growth through an integrated strategy involving the acquisition of high-quality, long-life, operated assets, combined with development and exploration drilling success.

Late in the year, StarPoint identified and negotiated the successful acquisition of E3 Energy Inc., and converted the combined company into a publicly listed oil and gas energy trust through a Plan of Arrangement. The Plan also included the creation of a new publicly listed, exploration and production company, Mission Oil & Gas Inc. The Plan was approved by shareholders at a special meeting held on January 4, 2005. The effective date for the Plan was January 7, 2005.

2004 YEAR-END HIGHLIGHTS

•                  Increased StarPoint’s reserves from 8.7 mmboe of proved plus probable reserves at the end of 2003, to 22.7 mmboe of proved plus probable reserves at the end of 2004, as independently evaluated by Sproule Associates Limited.

This represents a year-over-year increase in proved plus probable reserves of 161 percent (63 percent per share). These excellent per share growth numbers do not include any reserves associated with the acquisitions which closed in 2005, including the E3 and PrivateCo acquisitions referred to on page 4.

•                  Replaced 2004 production by 462 percent.

•                  Increased StarPoint’s average daily production from 1,184 boe per day in 2003, to 6,800 boe per day in 2004.

This represents a year-over-year increase in average daily production of 474 percent (260 percent per share). These excellent per share growth numbers do not include any production associated with the acquisitions which closed in 2005, including the E3 and PrivateCo acquisitions referred to on page 4.

•                  Increased the Company’s cash flow from operations from $2.2 million, or $0.05 per share in 2003, to $51.3 million, or $0.64 per share in 2004. This represents a year-over-year increase in per share cash flow from operations of 1,180 percent.

•                  In 2004 StarPoint had finding, development and acquisition costs of $13.60 per proved plus probable boe, before associated capital expenditures, and $14.94 per proved plus probable boe after associated capital expenditures.

•                  Drilled 55 (35.4 net) wells, with a success rate of 87 percent.

•                  Increased the Company’s drilling inventory to more than 200 lower-risk development drilling locations.

•                  Identified and negotiated a strategic merger whereby StarPoint acquired E3 and converted into a publicly listed oil and gas energy trust through a Plan of Arrangement. In addition, shareholders of StarPoint and E3 also received shares in Mission, a separate, publicly listed, exploration and production company.

•                  Maintained an excellent balance sheet throughout the year, which continues to position the Trust for continued growth in 2005 and beyond.

INDUSTRY CONDITIONS

Generally speaking, industry fundamentals for the Canadian oil and natural gas sector were very strong in 2004.

During 2004, crude oil prices increased significantly, averaging U.S.$41.47 per barrel, an increase of 34 percent from the 2003 average of U.S.$30.99 per barrel. The increase in demand in both Asia and North America, coupled with Middle East tensions, were primary causes for the price increase.

Lack of overall North American industry natural gas supply, combined with increasing demand and the influence of high crude oil prices, continued to result in historically high average gas prices. Canadian dollar AECO per mcf averaged $6.87 during 2004.

The prime interest rate in Canada remained low in 2004, averaging 4 percent per annum. It is anticipated that Canadian interest rates will continue to remain low in 2005.

The U.S./Canadian dollar exchange rate was $0.831 per Canadian dollar at December 31, 2004 compared with $0.77 per Canadian dollar at December 31, 2003. The appreciation of the Canadian dollar was primarily a result of the continuing differences between the Canadian and U.S. interest rates and the U.S. current account deficit.

CORPORATE GOVERNANCE

StarPoint Energy Trust’s Board of Directors, working together with management, strives to ensure that the Trust’s corporate governance practices provide effective stewardship and efficient operation of the Trust in the best interest of its unitholders.

The Board, which functions independent of management, meets throughout the year to consider a wide range of issues affecting the Trust, including strategic direction, compensation, reserves, financial performance and disclosure. The Board reviews strategic plans proposed by management, business risks facing the Trust and management’s assessment of those risks.

OUTLOOK

Effective January 7, 2005, StarPoint completed the acquisition of E3 and converted to an oil and gas energy trust.

StarPoint Energy Trust’s primary mandate is to focus on low cost operations, maintain and grow reserves and production, and distribute approximately 75-85 percent of its available cash flows to Trust unitholders in monthly distributions.

StarPoint Energy Trust will pursue an integrated strategy of acquisitions, exploitation and development of high-quality, long-life light oil and natural gas reserves within the Trust’s key operating areas.

On January 28, 2005, the Trust completed the acquisition of a private Alberta natural gas company for $63.1 million, net of assumed working capital. The primary asset in the PrivateCo involves a 500 bcf (OGIP) high-quality, long-life, liquids-rich, tight natural gas pool located in the Deep Basin of northwest Alberta. The assets comprise more than 3.8 mmboe of proved plus probable reserves (independently evaluated) with a reserve life index greater than eight years. These acquired assets also include high netback, liquids-rich (90 bbls per mcf) natural gas production of more than 1,250 boe per day. In addition, since the closing of this acquisition, approximately 350 boe per day of net incremental production has now been tied-in.

On February 10, 2005, StarPoint Energy Trust completed a financing of 3,760,000 Trust units at an issue price of $18.00 per unit which resulted in gross proceeds of $67.7 million. Net proceeds from the financing were used to pay down debt incurred with the PrivateCo acquisition, for 2005 capital expenditures and for general corporate purposes. This financing has strategically positioned the Trust’s balance sheet with low debt levels and significant credit availability.

On February 18, 2005, the Trust completed an $11.7 million acquisition of operated light oil reserves and production strategically focused in southeast Saskatchewan. The assets are characterized by long-life, light oil reserves and production, and comprise operated properties with high working interests, undeveloped land and control of key producing infrastructure. A number of operated, infill/step-out drilling locations have been identified on the undeveloped lands included in the acquisition.

As a result of the successful implementation of management’s focused business strategy, StarPoint Energy Trust now has a high-quality, predictable reserve, production and cash flow base focused in just four key operating areas. Each of these areas is characterized by high working interests and operatorship and has significant development upside.

Today, StarPoint Energy Trust is strategically positioned with the following characteristics:

•                  Independently evaluated proved plus probable reserves of more than 32.2 million boe;

•                  A Reserve Life Index of more than 8.9 years;

•                  90 percent operated assets, with high working interests (>70 percent), and associated producing infrastructure;

•                  High netback production and a low cost structure;

•                  Combined debt and working capital of $88 million on a bank line of $125 million; and

•                  Fully diluted units and exchangeable shares outstanding of 29.9 million.

2005 GUIDANCE

StarPoint Energy Trust now has a large drilling inventory of more than 200 lower-risk development locations in its key operating areas, which provide for sustainable production additions through 2005 and beyond.

The Trust has an excellent balance sheet with debt of 1.0 times current annualized cash flow, and more than $30 million of unutilized credit lines.

Management continues to execute commodity price hedges for 2005 and 2006 at very attractive pricing parameters to provide stability to cash flows.

StarPoint Energy Trust is now projecting an increase in average daily production to 9,850 boe per day in 2005, up from 6,800 boe per day in 2004.

This 2005 production estimate is based on capital expenditures of approximately $26-$28 million for the drilling of approximately 43 (30 net) wells, together with associated development capital and applicable land and seismic expenditures.

An integral part of our success is the dedicated support we receive from the entire StarPoint team. We would like to sincerely thank all of our employees and consultants for their loyalty and dedication in continuing to implement management’s business strategy. We also would like to thank StarPoint’s Board of Directors for their valued guidance and support. And finally, thank you to our unitholders for your continued confidence in StarPoint Energy Trust. We will endeavour to continue delivering solid, sustainable results in 2005.

On behalf of the Board of Directors,

(“Signed”)
Paul Colborne
President and Chief Executive Officer

March 16, 2005

Operations Review

Northeast B.C.
FORT ST. JOHN
WILDER
Deep Basin
RED ROCK
Central Alberta
LEO
METISKOW
SIBBALD
Williston Basin
HEWARD/PHEASANT RUMP
BRYANT/MIDALE
QUEENSDALE/
GAINSBOROUGH
TRACY MOUNTAIN, USA

UNDEVELOPED LAND	PRODUCTION

NORTHEAST B.C.

		UNDEVELOPED		DRILLING
MAJOR PROPERTIES	PRODUCTION	LAND	RESERVES	PROSPECTS
	(boed)	(net acres)	(mmboe)

FORT ST. JOHN	700	12,000	3.0	18
WILDER	700	5,000	2.2	1
OTHER	200	8,000	0.6	4
TOTAL	1,600	25,000	5.8	23

DEEP BASIN

		UNDEVELOPED		DRILLING
MAJOR PROPERTIES	PRODUCTION	LAND	RESERVES	PROSPECTS
	(boed)	(net acres)	(mmboe)

RED ROCK	1,050	0	3.2	3
OTHER	150	17,000	0.7	1
TOTAL	1,200	17,000	3.9	4

CENTRAL ALBERTA

		UNDEVELOPED		DRILLING
MAJOR PROPERTIES	PRODUCTION	LAND	RESERVES	PROSPECTS
	(boed)	(net acres)	(mmboe)

LEO	450	10,000	1.2	5
METISKOW	300	7,000	1.0	4
SIBBALD	750	5,000	4.0	4
OTHER	150	12,000	0.6	6
TOTAL	1,650	34,000	6.8	19

WILLISTON BASIN

		UNDEVELOPED		DRILLING
MAJOR PROPERTIES	PRODUCTION	LAND	RESERVES	PROSPECTS
	(boed)	(net acres)	(mmboe)

HEWARD/PHEASANT RUMP	1,400	8,000	4.6	34
BRYANT/MIDALE	1,900	48,000	4.6	74
QUEENSDALE/GAINSBOROUGH	1,700	12,000	3.7	32
TRACY MOUNTAIN, USA	400	39,000	2.8	61
TOTAL	5,400	107,000	15.7	201
GRAND TOTAL	9,850	183,000	32.2	247

OVERVIEW

StarPoint Energy Trust became a new energy trust with a distinct advantage – established core areas that its predecessor, StarPoint Energy Ltd., had assembled over the last year through a series of strategic acquisitions. The Trust has four core areas of production in Western Canada which are predominantly operated. As a new trust, StarPoint’s business strategy is to maintain and grow production through internally-generated opportunities, pursue accretive acquisitions, maintain financial discipline and hedge our production to ensure cash availability. Our 2005 capital spending program of $26 million includes $17.4 million for drilling and re-completing 59 (35.8 net) wells. The remainder is for land, seismic and associated infrastructure expenses.

WILLISTON BASIN

StarPoint’s core oil producing assets in the Williston Basin of southeast Saskatchewan and North Dakota are characterized by high working interests (more than 70 percent on average), and high-quality light oil. These reservoirs have significant original oil-in-place and represent an inventory of more than 200 locations on 143,000 (107,000 net) undeveloped acres. This core asset is a large focus for the Trust in 2005, representing almost 65 percent of total planned capital expenditures. Much of the development in the region will focus on drilling at two major properties: a new Alida pool discovery at Pheasant Rump and a continued development and waterflood project at Bryant.

NORTHEAST BRITISH COLUMBIA

Our core natural gas producing assets are located in the Fort St. John area of northeast British Columbia. StarPoint has an average 43 percent working interest in these properties, which are mainly operated and multi-zone natural gas. The Trust also has working interests in four (two operated) natural gas facilities. The area has more than 40 (20 net) drilling and re-completion opportunities, as well as an associated 44,000 (25,000 net) acres of land. In order to capture a large portion of the undeveloped reserves in this region, StarPoint will continue to pursue low-risk drilling and re-completions, as well as selective farm-outs.

DEEP BASIN NATURAL GAS

Deep Basin natural gas is mainly produced from the Red Rock Chinook gas pool in northwest Alberta. This pool is characterized by a tight gas and liquids-rich reservoir that has the potential to deliver long-life reserves. The original pool has in excess of 500 bcf of original gas-in-place with only a 25 percent recovery factor to date. StarPoint has an interest in 35.5 sections and sees additional upside in this asset by down-spacing from two to four wells per section.

CENTRAL ALBERTA

The Central Alberta area is mainly an operated (75 percent average working interest) asset that is characterized by large original oil-in-place properties and a new and emerging coal-bed methane natural gas play. StarPoint currently has a small coal-bed methane pilot project in the dry Horseshoe Canyon Coals and is evaluating potential for a larger development in 2006. This larger coal-bed methane development could lead to an additional 80 locations on a land base of 31,173 (20,718 net) acres of land.

Management’s Discussion and Analysis

Management’s Discussion and Analysis (“MD&A”) was prepared on March 11, 2005 and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004.

The financial data presented below has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The reporting and the measurement currency is the Canadian dollar.

Management’s discussion and analysis contains the term “cash flow from operations” which represents cash flow from operating activities prior to changes in non-cash working capital. Cash flow from operations is not a Canadian generally accepted accounting principle standard and therefore may not be comparable to performance measures presented by others. Management believes that in addition to net income, cash flow from operations is a useful supplemental measure as it provides an indication of the Company’s operating performance, leverage and liquidity. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of the Company’s performance.

Where amounts are expressed on a barrel of oil equivalent (“boe”) basis, natural gas volumes have been converted to boe at a ratio of 6,000 cubic feet of natural gas to one barrel of oil equivalent. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe figures may be misleading, particularly if used in isolation.

CORPORATE REORGANIZATION

Effective January 7, 2005, StarPoint Energy Ltd. (“StarPoint” or the “Company”) along with E3 Energy Inc. (“E3”) entered into a business combination resulting in a conversion into an energy trust through a Plan of Arrangement (the “Plan” or “Arrangement”). The reorganization resulted in the shareholders of StarPoint and E3 receiving trust units in a new oil and natural gas energy trust (“StarPoint Energy Trust” or the “Trust”), and common shares in a new publicly listed, exploration and production company, Mission Oil & Gas Inc. (“Mission”), which will own certain of StarPoint’s exploration assets and undeveloped lands. After giving effect to the Arrangement, the financial statements of the Trust will be prepared on a continuity of interests basis which will recognize the Trust as the successor to StarPoint.

Shareholders of both StarPoint and E3 received common shares of Mission and at their election, either units of the Trust, which pay monthly cash distributions, or exchangeable shares which may be exchanged into units of the Trust.

Specifically, shareholders of the respective companies received:

For each StarPoint common share owned:

(a) 0.2500 units of the Trust and 0.1111 shares of Mission, or

(b) 0.2500 exchangeable shares and 0.1111 shares of Mission.

For each E3 common share owned:

(a) 0.1100 units of the Trust and 0.0488 shares of Mission, or

(b) 0.1100 exchangeable shares and 0.0488 shares of Mission.

The Trust has not carried on active business since its creation on December 6, 2004 through to January 7, 2005, the effective date of the reorganization of StarPoint and E3 into the Trust. The MD&A will therefore discuss the activity of StarPoint Energy Ltd. for the year ended December 31, 2004 as StarPoint is the continuing entity.

RESULTS OF OPERATIONS

During the year ended December 31, 2004 the Company identified, negotiated and closed the strategic acquisitions of Upton Resources Inc., Trend Energy Inc. and Keystone Disposition Corp., which significantly affected the Company’s results for the year ended December 31, 2004.

Production

Total daily production averaged 6,800 boe per day for the year ended December 31, 2004, compared to 1,184 boe per day for the period ended December 31, 2003, an increase of 474 percent. Crude oil and natural gas liquids (“ngl”) production averaged 4,810 bbl per day for the year ended December 31, 2004 compared to 144 bbl per day for the period ended December 31, 2003. Natural gas production averaged 11,942 mcf per day for the year ended December 31, 2004 up from 6,242 mcf per day for the period ended December 31, 2003. The overall increase in production is attributable to strategic acquisitions, successful drilling results and optimization programs.

Total daily production in the fourth quarter of 2004 averaged 7,493 boe per day, as compared to 1,421 boe per day in the fourth quarter of 2003, an increase of 427 percent. Crude oil and ngl production averaged 5,787 bbl per day in the fourth quarter of 2004, compared to 183 bbl per day in the fourth quarter of 2003. Natural gas production averaged 10,238 mcf per day in the fourth quarter of 2004, an increase from 7,429 mcf per day in the fourth quarter of last year.

Pricing

The Company’s average crude oil and ngl price increased 29 percent for the year ended December 31, 2004 to $48.36 per bbl from $37.41 per bbl for the period ended December 31, 2003. Benchmark Edmonton light sweet oil averaged $52.91 per bbl for the year ended December 31, 2004, an increase of 22 percent from the 2003 annual average of $43.23 per bbl.

For the year ended December 31, 2004, the Company’s average natural gas price increased 13 percent to $6.11 per mcf from $5.42 per mcf in 2003. In comparison, the 30 day spot AECO-C Index increased three percent to $6.87 per mcf for 2004 from $6.66 per mcf in 2003.

The Company’s average crude oil and ngl price increased 121 percent for the fourth quarter of 2004 to $49.70 per bbl from $22.53 per bbl in the fourth quarter of 2003. Benchmark Edmonton light sweet oil averaged $58.04 per bbl for the fourth quarter of 2004, 46 percent higher than the fourth quarter 2003 average of $39.85 per bbl.

The average natural gas price increased 16 percent in the fourth quarter of 2004 to $6.74 per mcf from $5.79 per mcf in the fourth quarter of 2003. In comparison, the 30 day spot AECO-C Index increased 24 percent to $7.14 per mcf in the fourth quarter of 2004 from $5.76 per mcf in the fourth quarter of 2003.

Revenue

For the year ended December 31, 2004, revenue, net of hedging transactions, increased to $102.0 million from $5.1 million in the period ended December 31, 2003. Revenue, net of hedging transactions, increased to $27.7 million in the fourth quarter of 2004 from $4.3 million in the fourth quarter of 2003. The increase in revenue is a result of acquisitions during the year resulting in increased production as well as increases in commodity prices.

Royalty Expenses

For the twelve months ended December 31, 2004, royalty expense was $24.3 million or 24 percent of revenue, compared with $1.2 million or 24 percent of revenue for the period ended December 31, 2003. Royalty expense in the fourth quarter of 2004 was $6.8 million or 25 percent of revenue, compared with $1.1 million or 26 percent of revenue in the fourth quarter of 2003. The increase in royalty expense for both the twelve month and three month ended periods is a direct correlation with the increase in revenue.

Transportation Costs

Transportation costs for the year ended December 31, 2004 were $1.8 million or $0.72 per boe in comparison to $498,000 or $3.59 per boe for the period ended December 31, 2003. The decrease in per boe costs was due primarily to the acquisition of more oil weighted properties during the year. Transportation costs for the fourth quarter of 2004 were $399,000 or $0.59 per boe in comparison to $498,000 or $3.81 per boe for the period ended December 31, 2003.

Operating Expenses

Operating expenses for the year ended December 31, 2004 were $17.1 million or $6.87 per boe, in comparison to $700,000 or $5.05 per boe for the period ended December 31, 2003. The increase in 2004 was due primarily as a result of higher operating expenses on oil properties acquired during the year.

Operating expenses increased to $5.7 million or $8.41 per boe in the fourth quarter of 2004, from $653,000 or $4.99 per boe in the fourth quarter of 2003. The increase in the fourth quarter is due to planned production optimizations, including repairs and maintenance, workovers and turnarounds, as well as certain one time costs from prior periods relating to fuel gas charges from a non-operated property recorded in December of 2004. The Company has taken initiatives to reduce operating costs in 2005 and beyond.

Operating Netbacks

Operating netbacks increased to $23.65 per boe for the year ended December 31, 2004 from $19.43 per boe for the period ended December 31, 2003. Operating netbacks increased to $21.95 per boe for the fourth quarter of 2004 compared to $19.49 per boe for the fourth quarter of 2003. The increase in operating netbacks for the twelve month and three month ended periods is a result of higher realized prices, offset by hedging losses and increased operating expenses due to planned production optimizations.

	Three months ended December 31		Year ended December 31
Netbacks	2004	2003(1)	2004	2003(1)

Total production (boe/d)	7,493	1,421	6,800	1,184

Crude oil and natural gas liquids ($/bbl)	49.70	22.53	48.36	37.41
Hedging losses ($/bbl)	(8.88)	—	(5.59)	—
Natural gas ($/mcf)	6.74	5.79	6.11	5.42
Hedging losses ($/mcf)	0.09	—	—	—
Total price ($/boe)	47.70	36.98	44.94	36.70
Transportation	(0.59)	(3.81)	(0.72)	(3.59)
Hedging losses	(6.80)	—	(3.95)	—
Royalties, net	(9.95)	(8.69)	(9.75)	(8.63)
Operating expenses	(8.41)	(4.99)	(6.87)	(5.05)
Operating netback ($/boe)	21.95	19.49	23.65	19.43
General and administrative	(0.69)	(3.06)	(0.96)	(3.07)
Stock-based compensation	(0.63)	(0.69)	(0.81)	(3.55)
Interest income (expense)	(1.17)	0.55	(0.90)	0.54
Depletion, depreciation and amortization	(17.31)	(15.45)	(14.53)	(15.18)
Accretion of asset retirement obligation	(0.29)	(0.29)	(0.28)	(0.28)
Current taxes	(1.20)	(0.66)	(1.17)	(0.79)
Future taxes	(0.88)	(1.14)	(2.44)	(1.07)
Net income (loss) ($/boe)	(0.22)	(1.25)	2.56	(3.97)

(1) The Company began active operations September 5, 2003.

General and Administrative Expenses

As a result of the Company’s growth, general and administrative expenses increased to $2.4 million for the year ended 2004, from $426,000 recorded in the period ended December 31, 2003. However, general and administrative costs expensed on a per boe basis decreased by $2.11 per boe or 69 percent for the year ended 2004 to $0.96 per boe. During the year ended December 31, 2004, $2.6 million of costs relating to exploration and development activities were capitalized ($557,000 – 2003). Similarly, general and administrative costs expensed on a per boe basis decreased by $2.37 per boe or 78 percent in the fourth quarter of 2004 to $0.69 per boe when compared to the fourth quarter of 2003. The increase in production from strategic acquisitions and successful drilling resulted in general and administrative costs on a per boe basis to decrease.

Stock-based Compensation

Stock-based compensation expense for the year ended 2004 increased to $2.0 million or $0.81 per boe from $491,000 or $3.55 per boe in the period ended December 31, 2003. Stock-based compensation expense for the fourth quarter of 2004 increased to $388,000 or $0.63 per boe from $90,000 or $0.69 per boe in the fourth quarter of 2003. The increase in stock-based compensation expense relates directly to the issuance of stock options during 2004.

Interest Expense

Interest expense for the year ended 2004 increased to $2.3 million or $0.90 per boe from $47,000 in 2003. Interest expense for the fourth quarter of 2004 increased to $796,000 or $1.17 per boe. The increase in interest expense for both the year and three-month period ended December 31, 2004 is due to higher levels of debt relating to strategic acquisitions and the Company’s capital expenditure program during 2004.

Depletion, Depreciation and Accretion

For the year ended December 31, 2004, depletion, depreciation and accretion was $36.8 million or $14.81 per boe compared with $2.1 million or $15.46 per boe in the period ended December 31, 2003. Depletion, depreciation and accretion for the fourth quarter of 2004 was $11.9 million or $17.60 per boe, as compared to $2.1 million or $15.74 per boe in the fourth quarter of 2003. The increase in the depletion, depreciation and accretion rate for the year and three month period ended December 31, 2004 is due to the Company’s strategic acquisition plan, increased capital expenditures and production.

Income Taxes

The current tax expense is comprised of the large corporation tax and Saskatchewan capital tax. For the year ended December 31, 2004, the Company recorded a current tax expense of $2.9 million and a $6.1 million future tax expense as compared to $110,000 current tax expense and $149,000 future tax expense for the period ended December 31, 2003. For the fourth quarter of 2004, the Company recorded a current tax expense of $816,000 and future tax expense of $598,000 as compared to the $87,000 current tax expense and $149,000 future tax expense recorded in the fourth quarter of 2003. As at December 31, 2004 the Company has fulfilled its flow-through share obligations relating to 2004 and 2003 equity issues.

Hedging Relationships

The Company’s financial instruments qualify for hedge accounting, which the Company has elected to use. The following tables summarize the Company’s hedging positions:

Fixed price crude oil swap contracts:

	Volume	Price	Index
	(bbl/d)	($Cdn/bbl)

Jan 1, 2005 to Dec 31, 2005	500	41.55	WTI
Jan 1, 2005 to Dec 31, 2005	500	41.75	WTI
Jan 1, 2005 to Dec 31, 2005	300	44.50	WTI
Jan 1, 2005 to Dec 31, 2005	250	47.80	WTI
Jan 1, 2005 to Jun 30, 2005	250	49.30	WTI
Jul 1, 2005 to Dec 31, 2005	250	47.65	WTI
Jan 1, 2005 to Dec 31, 2005	250	49.25	WTI
Jan 1, 2005 to Dec 31, 2005	500	50.75	WTI
Jan 1, 2005 to Dec 31, 2005	250	53.90	WTI
Jan 1, 2005 to Dec 31, 2005	750	57.80	WTI
Jan 1, 2005 to Dec 31, 2005	300	58.70	WTI
Jan 1, 2006 to Dec 31, 2006	250	49.00	WTI
Jan 1, 2006 to Dec 31, 2006	500	51.88	WTI
Jan 1, 2006 to Dec 31, 2006	750	57.80	WTI
Jan 1, 2006 to Dec 31, 2006	250	54.55	WTI
Jan 1, 2006 to Dec 31, 2006	250	55.53	WTI
Jan 1, 2006 to Dec 31, 2006	250	51.42	WTI
Jan 1, 2006 to Dec 31, 2006	500	53.90	WTI

The fair value of the fixed price oil contract at December 31, 2004 was a loss of $2.6 million.

Fixed price natural gas swap contract:

	Volume	Price	Index
	(gj/d)	($Cdn/gj)

Feb 1, 2005 to Dec 31, 2005	3,000	7.04	AECO

The fair value of the fixed price natural gas contract at December 31, 2004 was a gain of $889,000.

Costless collars:

	Volume	Price	Index
	(gj/d)	($Cdn/gj)

Nov 1, 2004 to Mar 31, 2005	2,000	6.00 – 8.00	AECO
Nov 1, 2004 to Mar 31, 2005	1,000	7.00 – 9.90	AECO

The fair value of the costless collars at December 31, 2004 was a gain of $131,000.

For the year ended December 31, 2004 the realized losses on the financial instruments were $9.8 million or $3.95 per boe and for the three months ended December 31, 2004 the financial instruments realized losses were $4.6 million or $6.80 per boe.

In addition, the Company entered into the following hedges subsequent to December 31, 2004:

Fixed price crude oil swap contracts:

	Volume	Price	Index
	(bbl/d)	($Cdn/bbl)

Jan 1, 2006 to Dec 31, 2006	250	57.05	WTI
Jan 1, 2007 to Mar 31, 2007	250	56.38	WTI
Jan 1, 2007 to Dec 31, 2007	500	55.20	WTI

Costless collars:

	Volume	Price	Index
	(gj/d)	($Cdn/gj)

Apr 1, 2005 to Oct 31, 2005	3,000	6.50 – 7.50	AECO
Nov 1, 2005 to Mar 31, 2006	3,000	7.00 – 9.15	AECO

Fair Values

The carrying values of cash, accounts receivable, accounts payable and accrued liabilities approximated their fair values as at December 31, 2004 due to their short-term nature. The carrying value of the bank loan approximated its fair value as at December 31, 2004 due to the demand nature of the loan and the floating interest rate charged on the bank loan.

Liquidity and Capital Resources

In order to support the Company’s growth-oriented business plan, the Company’s strategy is to fund its capital expenditure program through a combination of cash flow from operations, bank debt, and working capital.

As at December 31, 2004, the Company had $74 million drawn on its $85 million demand loan facility with a major Canadian chartered bank. The Company also had a working capital deficit of $6.8 million. As at December 31, 2004, the Company had met all covenants pertaining to its loan agreement. The Trust’s bank line has now been increased to $125 million effective January 6, 2005.

At March 11, 2005, the Company had 26,847,097 trust units, 443,500 restricted trust units outstanding and 2,591,566 exchangeable shares outstanding.

StarPoint executes its growth strategy through strategic property and corporate acquisitions as well as through development, exploitation and exploration activities. Net property and equipment expenditures in the fourth quarter were $24.3 million compared to $37 million in the third quarter. The following table outlines the capital expenditures for the fourth quarter ended December 31, 2004 and for the year ended December 31, 2004:

Capital Expenditures	Three Months ended December 31		Year ended December 31
($000s)	2004	2003	2004	2003

Land and seismic	2,970	386	7,711	392
Drilling and development	21,591	6,207	60,224	6,862
Acquisitions / (dispositions)	(264)	49,776	130,273	49,887
Other	53	306	249	306
Total	24,350	56,675	198,457	57,447

The total assets of the Company as at December 31, 2004 were $370 million as compared to $124 million as at December 31, 2003.

Total capital expenditures in 2005, excluding acquisitions and directly related administrative costs, are anticipated to be approximately $26–$28 million. The Trust expects to spend approximately $23.5 million on oil and natural gas drilling, facilities and development activities, of which $15.6 million is expected to be spent in southeast Saskatchewan, $4.9 in Alberta and $3.0 million in northeast British Columbia. The balance of expenditures will be spent on land and seismic.

Summary of Quarterly Results

	2004				2003
($000s, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3(1)

Production revenue(2)	27,335	27,279	26,673	18,932	4,337	251
Net income (loss)	(142)	2,323	2,496	1,728	(164)	(387)
Per share – basic	$0.00	$0.03	$0.03	$0.02	$—	$(0.02)
Per share – diluted	$0.00	$0.03	$0.03	$0.02	$—	$(0.02)
Production (boe/d)	7,493	7,382	7,027	5,288	1,421	261
Cash flow from operations(3)	12,793	14,013	14,134	10,360	2,134	98
Per share – basic	$0.15	$0.17	$0.18	$0.14	$0.04	—
Per share – diluted	$0.15	$0.17	$0.17	$0.14	$0.04	—

(1)   The Company began active operations September 5, 2003.

(2)   Production revenue reported is net of hedging and transportation.

(3)   “Cash flow from operations” should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Company’s performance. “Cash flow from operations” represents cash flow from operating activities prior to changes in non-cash working capital. StarPoint’s determination of cash flow from operations may not be comparable to that found in the consolidated statements of cash flows in the unaudited interim financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

Commitments

The Company has various commitments and guarantees through the ordinary course of business.

The Company is committed to the following approximate payments under an operating lease for office space:

Year	Amount
($000s)

2005	$748
2006	$725
2007	$482
2008	$361

The above commitments include an estimate of the Company’s share of operating expenses, utilities and taxes for the duration of the office lease.

Critical Accounting Estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make certain judgments and estimates. Changes in these estimates could have a material impact on the Company’s financial results and financial condition. A comprehensive discussion of the Company’s significant accounting policies is contained in “note 1” of the Notes to the Consolidated Financial Statements. The following is a discussion of the accounting estimates that are critical in determining the Company’s financial results.

Full Cost Accounting

The Company follows the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproved properties, and estimated future development costs is amortized using the unit-of-production method based on estimated proved reserves. Changes in estimated proven reserves or future development costs have a direct impact on depletion and depreciation expense.

Oil and Natural Gas Reserves

The Company prepares its reserves in accordance with National Instrument 51-101, the new standards of disclosure for oil and natural gas activities. The process of estimating reserves is critical to several accounting estimates. It requires significant judgments based on available geological, geophysical, engineering and economic data. These estimates may change substantially as data from ongoing development and production activities become available, and as economic conditions impacting oil and natural gas prices, operating costs and royalty burdens change. Reserve estimates impact net income through depletion, and the application of an impairment test. The reserve estimates are also used to assess the borrowing base for the Company’s credit facility. Revisions or changes in the reserve estimates can have either a positive or negative impact on net income or the borrowing base.

Asset Retirement Obligation

The Company recognizes the fair value of an asset retirement obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of this accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company’s earnings in the period in which the settlement occurs.

Determination of the original undiscounted costs is based on engineering estimates using current costs and technology in accordance with existing legislation and industry practice. The estimation of these costs can be affected by factors such as the number or wells drilled, well depth and area specific environmental legislation.

Future Income Taxes

The Company records future tax assets and liabilities to account for the expected future tax consequences of events that have been recorded in its consolidated financial statements and its tax returns. These amounts are estimates; the actual tax consequences may differ from the estimates due to changing tax rates and regimes, as well as changing estimates of cash flows and capital expenditures in current and future periods.

Stock-based Compensation

The Company’s stock option plan provides for granting of stock options to directors, officers, employees and consultants. The Company uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted is measured at fair value at the grant date and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock option, consideration paid by the option holder, together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to assets acquired, less liabilities assumed, based on their fair values. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

CHANGES IN POLICY AND NEW ACCOUNTING PRONOUNCEMENTS

Transportation Expenses

Effective January 1, 2004, and consistent with the adoption of the new Canadian accounting standard for generally accepted accounting principles, transportation expenses have been reclassified as an expense in the consolidated statements of operations and retained earnings (deficit) for the year ended December 31, 2004 and the period ended December 31, 2003. Previously, transportation expenses were netted off revenue.

Flow-through Shares

Effective September 17, 2004, StarPoint prospectively adopted a new accounting standard for flow-through shares, as described in note 2. Under this standard, the resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized upon the renunciation of tax pools and share capital is reduced by a corresponding amount.

Prior to adopting this standard, the future tax liability and share capital were adjusted when the qualifying expenditures were incurred. There were no changes to net income, petroleum and natural gas properties and equipment or any other reported amounts in the financial statements as a result of adopting the standards.

Exchangeable Shares

On January 19, 2005 a new accounting standard relating to Exchangeable Securities Issued by Subsidiaries of Income Trusts was issued effective for financial statements issued on or after June 30, 2005. Under this abstract, exchangeable shares are presented as equity only if certain circumstances exist, otherwise they are classified as non-controlling interest. The Trust is currently assessing the impact this will have on the consolidated financial statements.

Business Conditions and Risks

The business of exploration, development and acquisition of oil and natural gas reserves involves a number of uncertainties and as a result, the Company is exposed to a number of risks inherent in the oil and natural gas industry. Operationally, the Company faces risks that are associated with finding, developing and producing oil and natural gas reserves. These include risks associated with drilling, economic risk, environmental and safety concerns and access to processing facilities. The financial risks that are not within the Company’s control include the fluctuations in national and international commodity prices, exchange rates and interest rates.

The Company mitigates risk through the competence of its management team, adequate insurance coverage and safety and environmental programs that meet or exceed regulations.

Other

Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com.

Management’s Statement of Responsibilities

The accompanying financial statement of StarPoint Energy Trust was prepared by and is the responsibility of management. The Balance Sheet has been prepared in conformity with Canadian generally accepted accounting principles. The financial information in the annual report has been reviewed to ensure consistency with the financial statement.

Management maintains systems of internal accounting controls designed to provide reasonable assurance that all transactions are properly recorded in the Trust’s book of accounts, that procedures and policies are adhered to and that assets are safeguarded from unauthorized use.

KPMG LLP, an independent firm of chartered accountants, has been engaged, since the inception of the Trust, to examine the financial statement in accordance with Canadian generally accepted auditing standards and to provide an independent auditors’ opinion thereon.

The audit committee is composed of three members of the Board of Directors and meets quarterly with the financial officer of the Trust. The external auditors of the Trust have access to the audit committee to review the planning and scope of testing and to discuss the results of their audited work. On the recommendation of the audit committee, the financial statements have been approved by the Board of Directors.

(“Signed”)	(“Signed”)
Paul Colborne	Brett Herman
President and Chief Executive Officer	Vice President, Finance and Chief Financial Officer
March 16, 2005

Auditors’ Report to Shareholders

To the Unitholder

We have audited the balance sheet of StarPoint Energy Trust as at December 31, 2004. This financial statement is the responsibility of the management of StarPoint Energy Ltd. on behalf of StarPoint Energy Trust. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the StarPoint Energy Trust as at December 31, 2004 in accordance with Canadian generally accepted accounting principles.

(“Signed”) KPMG LLP
Chartered Accountants
Calgary, Alberta
March 16, 2005

STARPOINT ENERGY TRUST

Balance Sheet

($000s)	December 31, 2004

ASSETS
Current:
Cash	$1,980
UNITHOLDERS’ EQUITY
Unitholders’ equity (note 3)	$1,980
Subsequent events (note 4)

See accompanying notes to financial statements.

(“Signed”)	(“Signed”)
James Bertram	James M. Pasieka
Director	Director

STARPOINT ENERGY TRUST

Notes to Financial Statements

Period ended December 31, 2004

1.            Formation and Financial Presentation:

StarPoint Energy Trust (the “Trust”) is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a Trust Indenture on December 6, 2004. The Trust has not carried on active business since its creation. The Trust will be managed by StarPoint Energy Ltd. (“StarPoint”), which will become a wholly-owned subsidiary of the Trust upon completion of the Plan of Arrangement (see note 4).

2.            Anticipated Change in Accounting Policy During the Next Fiscal Year:

Exchangeable Shares

On January 19, 2005 a new accounting standard relating to Exchangeable Securities Issued by Subsidiaries of Income Trusts was issued effective for financial statements issued on or after June 30, 2005. Under this standard, exchangeable shares are presented as equity only if certain circumstances exist, otherwise they are classified as non-controlling interest. The Trust is currently assessing the impact this will have on the consolidated financial statements.

3.            Unitholders’ Equity:

(a) Authorized

(i)    An unlimited number of common voting units;

(ii)   An unlimited number of special voting units;

(iii) An unlimited number of exchangeable shares.

(b) Trust Units Issued:

	Number of units	Amount
		$

Issued upon settlement	1	1,980
Balance, December 31, 2004	1	1,980

4.               Subsequent Events:

(i) Corporate Reorganization

On January 7, 2005, StarPoint and E3 Energy Inc. (“E3”) entered into a business combination and a conversion into a trust through a Plan of Arrangement (the “Plan” or “Arrangement”). The reorganization resulted in the shareholders of StarPoint and E3 receiving trust units in a new oil and natural gas energy trust that owns virtually all of StarPoint’s and E3’s existing producing assets. In addition, the shareholders of both StarPoint and E3 received shares in a separate, publicly-listed, growth and exploration focused junior company Mission Oil & Gas Inc. (“Mission”), which owns certain of StarPoint’s exploration assets and undeveloped lands.

Shareholders of both StarPoint and E3 received shares of Mission and at their election, either units of the Trust, which pay monthly cash distributions, or exchangeable shares which may be exchanged into units of the Trust.

Specifically, shareholders of the respective companies received:

For each StarPoint common share owned:

(a) 0.2500 units of the Trust and 0.1111 shares of Mission, or

(b) 0.2500 exchangeable shares and 0.1111 shares of Mission.

For each E3 common share owned:

(a) 0.1100 units of the Trust and 0.0488 shares of Mission, or

(b) 0.1100 exchangeable shares and 0.0488 shares of Mission.

After giving effect to the Arrangement, the financial statements of the Trust will be prepared on a continuity of interests basis which will recognize the Trust as the successor to StarPoint. StarPoint will be deemed the acquirer of E3 and consequently the Trust will account for E3 as an acquisition using the purchase method of accounting as follows:

		Mission Oil
Consideration (000s)	E3 Energy Inc.	& Gas Inc.

Fair value of options assumed	$4,096	$—
Trust units issued / net assets transferred	63,451	(22,407)
Acquisition costs	125	—
	$67,672	$(22,407)

Purchase Price at Fair Value

Property and equipment	$68,724	$(21,061)
Goodwill	23,237	—
Working capital	433	—
Bank debt	(8,244)	—
Asset retirement obligation	(1,841)	751
Future income taxes	(14,637)	(2,097)
	$67,672	$(22,407)

A total of 14,258,946 common shares were issued at an ascribed value of $4.32 per share. The ascribed per share value was based upon the weighted average closing price of the Company’s common shares on the Toronto Stock Exchange on the days prior to the date of the transaction with E3.

(ii) PrivateCo Acquisition

On January 28, 2005, the Trust closed an acquisition of four private Alberta natural gas companies (“PrivateCo”).

The acquisition is expected to be accounted for using the purchase method of accounting as follows:

Consideration

Cash	$69,100
Transaction costs	125
Total consideration	$69,225

Purchase Price at Fair Value

Property and equipment	$50,011
Goodwill	28,791
Working capital	6,110
Asset retirement obligation	(638)
Future income taxes	(15,049)
$69,225

(iii) Credit Facility

StarPoint has a $125 million demand revolving operating credit facility with a financial institution pursuant to a letter agreement dated January 6, 2005. The credit facility is available on a revolving basis for a term of 364 days. Advances bear interest at a rate equal to the financial institution’s prime rate. The borrowing base under the credit facility will be re-determined by the lender on a semi-annual basis or upon the acquisition or disposition of assets beyond certain defined limits.

(iv) Financing

On February 10, 2005, the Trust completed a financing of 3,760,000 trust units at an issue price of $18.00 per unit which resulted in gross proceeds of $67.7 million, before deducting issue costs of approximately $3.7 million. Net proceeds from the financing were used to pay down debt incurred with the PrivateCo acquisition, for 2005 capital expenditures and for general corporate purposes.

(v) Hedging

The Trust entered into the following hedges subsequent to December 31, 2004:

Fixed price crude oil swap contracts:

	Volume	Price	Index
	(bbl/d)	($Cdn/bbl)

Jan 1, 2006 to Dec 31, 2006	250	57.05	WTI
Jan 1, 2007 to Mar 31, 2007	250	56.38	WTI
Jan 1, 2007 to Dec 31, 2007	500	55.20	WTI

Costless collars:

		Volume
	Volume	Price	Index
	(gj/d)	($Cdn/gj)

April 1, 2005 to Oct 31, 2005	3,000	6.50 – 7.50	AECO
Nov 1, 2005 to Mar 31, 2006	3,000	7.00 – 9.15	AECO

Management’s Statement of Responsibilities

The accompanying consolidated financial statements of StarPoint Energy Ltd. were prepared by and are the responsibility of management. They have been prepared in conformity with Canadian generally accepted accounting principles. The financial information in the annual report has been reviewed to ensure consistency with the financial statements.

Management maintains systems of internal accounting controls designed to provide reasonable assurance that all transactions are properly recorded in the Company’s book of accounts, that procedures and policies are adhered to and that assets are safeguarded from unauthorized use.

KPMG LLP, an independent firm of chartered accountants, has been engaged, since the inception of the Company, to examine the consolidated financial statements in accordance with Canadian generally accepted auditing standards and to provide an independent auditors’ opinion thereon.

The audit committee is composed of three members of the Board of Directors and meets quarterly with the financial officer of the Company. The external auditors of the Company have access to the audit committee to review the planning and scope of testing and to discuss the results of their audited work. On the recommendation of the audit committee, the consolidated financial statements have been approved by the Board of Directors.

(“Signed”)	(“Signed”)
Paul Colborne	Brett Herman
President and Chief Executive Officer	Vice President, Finance and Chief Financial Officer
March 16, 2005

Auditors’ Report to Shareholders

We have audited the consolidated balance sheets of StarPoint Energy Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the year ended December 31, 2004 and the period from September 5, 2003 to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the year ended December 31, 2004 and the period from September 5, 2003 to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

(“Signed”) KPMG LLP
Chartered Accountants
Calgary, Alberta
March 16, 2005

STARPOINT ENERGY LTD.

Consolidated Balance Sheets

($000s)	December 31, 2004	December 31, 2003

ASSETS
Current
Accounts receivable	39,605	13,204
	39,605	13,204

Property and equipment (notes 3, 4 and 5)	242,650	78,733
Goodwill	87,627	31,764
	369,882	123,701
LIABILITIES
Current
Accounts payable and accrued liabilities	46,447	18,422
Bank loan (note 6)	74,167	7,411
	120,614	25,833

Asset retirement obligation (note 7)	13,375	2,052
Future income taxes (note 9)	40,170	12,841
	174,159	40,726
SHAREHOLDERS’ EQUITY
Share capital (note 8)	186,220	82,793
Contributed surplus (note 8)	3,649	733
Retained earnings (deficit)	5,854	(551)
	195,723	82,975
Commitments (notes 11 and 12)
Subsequent events (note 13)
	369,882	123,701

See accompanying notes to consolidated financial statements.

(“Signed”)	(“Signed”)
James Bertram	James M. Pasieka
Director	Director

STARPOINT ENERGY LTD.

Consolidated Statement of Operations and Retained Earnings (Deficit)

	Year ended	September 5, 2003 to
($000s, except per share amounts)	December 31, 2004	December 31, 2003

Revenue
Production	102,019	5,086
Royalties	(24,262)	(1,196)
Transportation costs	(1,800)	(498)
Interest	—	122
	75,957	3,514
Expenses
Production	17,095	700
Interest	2,252	47
General and administrative	2,393	426
Stock-based compensation (note 8)	1,979	491
Depletion and depreciation	36,152	2,103
Accretion of asset retirement obligation (note 7)	685	39
	60,556	3,806
Income (loss) before taxes	15,401	(292)
Taxes (note 9)
Current taxes	2,916	110
Future taxes	6,080	149
	8,996	259
Net income (loss) for the period	6,405	(551)

Retained earnings (deficit), beginning of period	(551)	—
Retained earnings (deficit), end of period	5,854	(551)
Net income (loss) per share
Basic	0.08	(0.01)
Diluted	0.08	(0.01)
Weighted average number of common shares outstanding
Basic	79,642	40,849
Diluted	83,720	40,867

See accompanying notes to consolidated financial statements.

STARPOINT ENERGY LTD.

Consolidated Statements of Cash Flows

	Year ended	September 5, 2003 to
($000s, except per share amounts)	December 31, 2004	December 31, 2003

Cash flows related to the following activities:

OPERATING
Net income (loss) for period	6,405	(551)
Items not affecting cash
Depletion and depreciation	36,152	2,103
Accretion of asset retirement obligation	685	39
Future income taxes	6,080	149
Stock-based compensation	1,979	491
	51,301	2,231
Change in non-cash working capital	1,624	(1,445)
	52,925	786
FINANCING
Bank loan – repayments	(41,657)	(10,332)
Bank loan – drawdowns	66,755	7,411
Common shares issued	22,409	58,168
Share issue costs incurred	(2,162)	(2,896)
	45,345	52,351
INVESTING
Property and equipment expenditures	(73,228)	(7,560)
Proceeds on sale of property and equipment	5,252	—
Cash paid on corporate acquisitions	(22,958)	(49,887)
Change in non-cash working capital	(7,336)	4,310
	(98,270)	(53,137)
Net change in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of period	—	—
Cash and cash equivalents, end of period	—	—
Income taxes paid during the period	1,856	—
Interest paid during the period	2,252	47

See accompanying notes to consolidated financial statements.

STARPOINT ENERGY LTD.

Notes to Consolidated Financial Statements

Year ended December 31, 2004 and the period ended December 31, 2003.

Unless otherwise stated, tabular dollar amounts presented in these notes are in thousands of Canadian dollars.

Business and Basis of Presentation:

StarPoint Energy Ltd. (“StarPoint” or the “Company”) is a Calgary based oil and natural gas exploration and production company whose key business activities are focused primarily in British Columbia. The Company was incorporated on July 22, 2003 and commenced operations on September 5, 2003 when a portion of the assets of Crescent Point were transferred into StarPoint under a Plan of Arrangement dated August 21, 2003 (see note 3). The Plan of Arrangement resulted in the shareholders and option holders of Crescent Point Energy Ltd. becoming unitholders of Crescent Point Energy Trust and shareholders of StarPoint. StarPoint is a public company and commenced trading on the Toronto Stock Exchange on September 10, 2003.

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Cougar Hydrocarbons Inc. (“Cougar”), X-Terra Energy Corp. (“X-Terra”), Upton Resources Inc. (“Upton”), Upton Resources USA Inc., Upton Resources Partnership, Trend Energy Inc. (“Trend”), and Keystone Disposition Corp. (“Keystone”).

The amounts recorded for depletion and depreciation of property and equipment, the asset retirement, obligations and the ceiling test calculation are based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant.

1. Summary of Significant Accounting Policies:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results may differ from these estimates and assumptions. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(i) Petroleum and Natural Gas Properties

The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, well equipment, flow-line and plant costs, geological and geophysical costs and overhead costs directly related to exploration and development activities.

A significant portion of the Company’s activities are conducted jointly with third parties and accordingly, these financial statements only reflect the Company’s proportionate interest in these activities.

Gains or losses on sales of properties are recognized only when crediting the proceeds to the recorded costs would result in a change in the depletion and depreciation rate of greater than 20 percent.

Capitalized costs are depleted using the unit-of-production method based on estimated proven reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers. The cost of acquiring and evaluating unproven properties are initially excluded from the depletion and depreciation calculation. These properties are assessed periodically for impairment and when proved reserves are assigned to the property or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion. For purposes of the depletion and depreciation calculation, proved natural gas reserves and production are converted to equivalent volumes of crude petroleum based on their approximate relative energy content being six thousand cubic feet of natural gas to one barrel of crude oil. Oil and gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre.

The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, plus the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

(ii) Asset Retirement Obligation

The Company is required to record a liability equal to the fair value of the estimated cost to retire an asset. The asset retirement liability must be recorded in the period in which the obligation meets the definition of a liability, which is generally when the asset is placed in service. When the liability is initially recorded, the Company will increase the carrying amount of the related long-lived asset by an amount equal to the original liability. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related long-lived asset. Any difference between costs incurred upon a significant settlement of an asset obligation and the recorded liability will be recognized as a gain or loss in the Company’s earnings.

(iii) Office Furniture, Equipment and Leaseholds

Office furniture and equipment is depreciated on a declining-balance method at annual rates of 20 percent to 50 percent. Leasehold improvements are depreciated over the remaining lease term.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are measured based upon the temporary differences between the carrying values of assets and liabilities and their related income tax basis. Income tax expense (recovery) is computed based on the change during the year in the future income tax assets and liabilities. Future income tax assets are recognized to the extent it is more likely than not that sufficient future taxable income will be available to allow the future income tax assets to be realized. Effects of the changes in tax laws and tax rates are recognized when substantively enacted. A valuation allowance is recorded against any future tax assets if it is more likely than not that the asset will not be realized.

Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rate of exchange. Translation gains and losses are included in income in the period in which they arise.

Flow-through Shares

The Company may finance a portion of its exploration and development activities through the issuance of flow-through common shares. Under the terms of the flow-through share agreements, the resource expenditure deductions for income tax purposes are renounced to investors in accordance with the appropriate income tax legislation. The Company provides for the future effect on income taxes related to flow-through shares as a charge to share capital and future income tax liability when the renouncement is made to the shareholders.

Goodwill

The Company records goodwill relating to acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired. Goodwill is assessed for impairment annually at year-end or if events occur that could result in an impairment. Impairment is recognized if the estimated fair value of the Company is less than the book value of the Company. If the fair value of the Company is less than the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the Company had been acquired for a purchase price equal to its fair value. The excess of the fair value of the Company over the amounts assigned to the assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value of goodwill is the impairment amount. Impairment is charged to income in the period in which it occurs.

Stock-based Compensation

The Company follows the fair value method of accounting for stock options and other stock-based compensation. Under this method, the Company calculates a fair value of the stock option or stock-based award using an option pricing model and records the expense to earnings over the estimated expected life of the option or award. Consideration paid on the exercise of the stock option or award is credited to share capital.

Revenue Recognition

Revenue from the sale of crude oil, natural gas and natural gas liquids are recorded on a gross basis when title transfers to an external third party and collection is reasonably assured.

Per Share Information

Basic net income (loss) per share is calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts reflect the potential dilution that could occur if options to purchase common shares were exercised. Diluted net income (loss) per share is calculated using the treasury stock method to determine the dilutive effect of outstanding stock options. The treasury stock method assumes that proceeds from the exercise of the “in-the-money” stock options are used to repurchase common shares at the prevailing market price.

Hedging

The Company uses derivative financial instruments from time to time to hedge its exposure to commodity price and foreign exchange fluctuations. The Company does not enter into derivative financial instruments for trading or speculative purposes.

The derivative financial instruments are initiated within the guidelines of the Company’s risk management policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term and notional amount do not exceed the Company’s firm commitment or forecasted transaction and the underlying basis of the instrument, such as commodity price or foreign exchange rate, correlates highly with the Company’s exposure.

The Company enters into hedges of its exposure to petroleum and natural gas commodity prices by entering into crude oil and natural gas swap contracts, options or collars, when it is deemed appropriate. These derivative contracts, accounted for as hedges, are not recognized on the balance sheet. Realized gains and losses on these contracts are recognized in petroleum and natural gas revenue and cash flows in the same period in which the revenues associated with the hedged transaction are recognized. Premiums paid or received are deferred and amortized to earnings over the term of the contract.

The Company may enter into foreign exchange forward contracts to hedge anticipated U.S. dollar denominated petroleum and natural gas sales. These derivatives, accounted for as hedges, are not recognized on the balance sheet. The gains and losses on these derivatives are recognized as an adjustment to petroleum and natural gas revenues when the revenue is recognized.

Gains and losses resulting from changes in the fair value of derivative contracts that do not qualify for hedge accounting are recognized in earnings when those changes occur.

Effective January 1, 2004, the Company adopted the new Canadian accounting guideline for hedging relationships. The guideline describes the conditions necessary for a transaction to qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirements to assess the effectiveness of hedging relationships. Also, early in 2004, an amended accounting abstract became effective which requires financial instruments that are not designated as hedges to be recorded at fair value on the balance sheet with changes in fair value recognized in earnings. The adoption of the guideline and amended abstract had no impact on the Company’s financial position as at January 1, 2004.

2. Changes in Accounting Policy:

Transportation Expenses

Effective January 1, 2004, and consistent with the adoption of the new Canadian accounting standard for generally accepted accounting principles, transportation expenses have been reclassified as an expense in the consolidated statements of operations and retained earnings (deficit) for the year ended December 31, 2004 and the period ended December 31, 2003. Previously transportation expenses were netted off revenue.

Flow-through Shares

Effective September 17, 2004, StarPoint prospectively adopted a new accounting standard for flow-through shares, as described in note 1. Under this standard, the resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized upon the renunciation of tax pools and share capital is reduced by a corresponding amount.

Prior to adopting this standard, the future tax liability and share capital were adjusted when the qualifying expenditures were incurred. There were no changes to net income, petroleum and natural gas properties and equipment or any other reported amounts in the financial statements as a result of adopting this standard.

3.            Plan of Arrangement:

Pursuant to the Plan of Arrangement between Crescent Point Energy Ltd., Tappit Resources Ltd. and StarPoint, Crescent Point Energy Ltd. transferred interests in certain petroleum and natural gas properties (“Retained Assets”) to StarPoint in exchange for common shares in StarPoint and assumed debt. On September 5, 2003, the closing of the Plan of Arrangement, the common shares of StarPoint held by Crescent Point Energy Ltd. were distributed to the shareholders of Crescent Point Energy Ltd. on a one for two basis.

The following summarizes the transfer of the Retained Assets which were initially recorded at Crescent Point Energy Ltd.’s net book value as StarPoint and Crescent Point Energy Ltd. were related parties. The results of the operations of the Retained Assets were included from September 5, 2003.

Net Assets Acquired and Liabilities Assumed:

Property and equipment	$10,401
Asset retirement obligation	(52)
$10,349

Consideration Rendered:

Issuance of 16,608,013 common shares	$6,417
Future income taxes	3,932
$10,349

4.            Business Combinations:

(i) Upton Resources Inc.

On January 27, 2004, the Company acquired all of the outstanding shares of Upton, a publicly traded company involved in the exploration, development and production of oil and natural gas in western Canada. The acquisition was accounted for using the purchase method of accounting as follows:

Consideration

Issue of 23,700,625 common shares	$75,158
Transaction costs	125
Total consideration	$75,283

Purchase Price at Fair Value

Property and equipment	$97,846
Goodwill	42,310
Working capital	(6,834)
Bank debt	(36,660)
Asset retirement obligation	(9,205)
Future income taxes	(12,174)
$75,283

The total of 23,700,625 common shares was issued at an ascribed value of $3.17 per share. The ascribed per share value was based upon an adjusted closing price of the Company’s common shares on the Toronto Stock Exchange, on the date immediately prior to the date of arrangement agreement with Upton. During the year, adjustments were made to finalize the purchase price equation.

(ii) Trend Energy Inc.

On May 31, 2004, the Company acquired all of the outstanding shares of Trend, a private company involved in the exploration, development and production of oil and natural gas in western Canada. The acquisition was accounted for using the purchase method of accounting as follows:

Consideration

Cash	$6,018
Issue of 1,174,775 common shares	5,322
Total consideration	$11,340

Purchase Price at Fair Value

Property and equipment	$12,165
Goodwill	7,131
Working capital	35
Bank debt	(4,998)
Asset retirement obligation	(356)
Future income taxes	(2,637)
$11,340

The total of 1,174,775 common shares was issued at an ascribed value of $4.53 per share. The ascribed per share value was based upon the adjusted closing price of the Company’s common shares on the Toronto Stock Exchange, on the date immediately prior to the date that the arrangement agreement with Trend.

(iii) Keystone Disposition Corp.

On September 17, 2004, the Company acquired all of the outstanding shares of Keystone, a private company involved in the exploration, development and production of oil in southeast Saskatchewan. The acquisition was accounted for using the purchase method of accounting as follows:

Consideration

Cash	$16,815
Issue of 1,083,837 common shares	4,606
Total consideration	$21,421

Purchase Price at Fair Value

Property and equipment	$20,470
Goodwill	6,422
Working capital	(537)
Asset retirement obligation	(439)
Future income taxes	(4,495)
$21,421

A total of 1,083,837 common shares were issued at an ascribed value of $4.25 per share. The ascribed per share value was based upon the adjusted closing price of the Company’s common shares on the Toronto Stock Exchange, on the date immediately prior to the date of the arrangement agreement with Keystone.

(iv) X-Terra Energy Corp.

On October 31, 2003 the Company acquired all of the outstanding shares of X-Terra, a private company involved in the exploration, development and production of oil and gas in Western Canada. The acquisition was accounted for using the purchase method of accounting as follows:

Consideration

Cash	$4,876

Purchase Price

Property and equipment	$8,667
Goodwill	461
Working capital	(25)
Bank debt	(1,177)
Asset retirement obligation	(969)
Future income taxes	(2,081)
$4,876

(v) Cougar Hydrocarbons Inc.

On November 7, 2003 the Company acquired all of the outstanding shares of Cougar, a private company involved in the exploration, development and production of oil and gas in Western Canada. The acquisition was accounted for using the purchase method of accounting as follows:

Consideration

Cash	$44,012
Transaction costs	999
Total cash consideration	45,011
Issue of 7,472,045 common shares	21,295
Total consideration	$66,306

Purchase Price

Property and equipment	$53,932
Goodwill	31,303
Working capital	1,620
Bank debt	(9,155)
Asset retirement obligation	(974)
Future income taxes	(10,420)
$66,306

5.            Property and Equipment:

	2004			2003
		Accumulated			Accumulated
		depletion and	Net book		depletion and	Net book
	Cost	depreciation	value	Cost	depreciation	value

Petroleum & natural gas properties	$280,389	$38,182	$242,207	$80,569	$2,122	$78,447
Administrative assets	555	112	443	306	20	286
	$280,944	$38,294	$242,650	$80,875	$2,142	$78,733

(a) Depletion

As at December 31, 2004, undeveloped land costs and salvage values of $27.4 million (period ended December 31, 2003 – $9.7 million) were excluded from the depletion calculation and future development costs of $15.6 million (period ended December 31, 2003 – $14.2 million) were included in the depletion calculation.

(b) Capitalization of General and Administrative

During the year ended December 31, 2004, the Company capitalized $2.6 million (period ended December 31, 2003 – $557,000) of general and administrative costs relating to exploration and development activities.

(c) Ceiling Test

The Company performed a ceiling test calculation at December 31, 2004 to assess the recoverable value of the property and equipment. The oil and gas future prices are based on the January 1, 2005 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to the Company.

Benchmark price and exchange assumptions used were as follows:

		Edmonton light		Foreign
	WTI oil	crude oil	AECO gas	exchange
	($US/bbl)	($Cdn/bbl)	($Cdn/mmbtu)	($US/Cdn)

2005	44.29	51.25	6.97	0.832
2006	41.60	48.03	6.66	0.832
2007	37.09	42.64	6.21	0.832
2008	33.46	38.31	5.73	0.832
2009	31.84	36.36	5.37	0.832
2010 – 2015	1.5% escalated	1.5% escalated	1.8% escalated	0.832

6.            Bank Loan:

On December 31, 2004, the Company had a $85 million demand loan facility. The facility bears interest at the bank’s prime rate per annum. The Company has pledged as collateral a $100 million first priority floating charge, demand debenture over all of the assets of the Company. At December 31, 2004, $74 million had been drawn on this facility. As at December 31, 2004 and to date, the Company had met all covenants pertaining to its loan agreement.

7.            Asset Retirement Obligation:

The total future asset retirement obligation was estimated based on the Company’s net ownership interest in all wells and facilities estimated costs to reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be $13.4 million as at December 31, 2004 based on a total future liability of $19.6 million. These payments are expected to be made over the foreseeable future with the majority of costs incurred between now and 2012. The Company’s credit adjusted risk-free rate of six percent and an inflation rate of two percent per annum were used to calculate the net present value of the asset retirement obligation.

The following table reconciles the Company’s total asset retirement obligation:

($000s)	2004	2003

Asset retirement obligation, beginning of period	2,052	—
Liabilities acquired (net of dispositions)	10,000	2,013
Liabilities incurred	638	—
Accretion expense	685	39
Asset retirement obligation, December 31	13,375	2,052

8.            Share Capital:

(i) Authorized

An unlimited number of common voting shares.

(ii) Issued and Outstanding Common Shares

	Number of
	shares	Amount
		($000s)

Balance, July 22, 2003, date of incorporation	100	—
Initial shares redeemed for cash	(100)	—
Issued on completion of the plan of arrangement (note 3)	16,608,013	6,417
Private placement issued for cash	8,831,789	6,000
Shares issued for cash	16,800,000	42,168
Share issue costs (net of future income tax totaling $851,000)	—	(1,417)
Issued on acquisition of Cougar (note 4)	7,472,045	21,295
Issued pursuant to private placement of flow-through shares (net of future income tax totaling $1,278,000)	2,381,000	8,722
Share issue costs (net of future income tax totaling $236,000)	—	(392)
Balance, January 1, 2004	52,092,847	82,793
Issued on the acquisition of Upton (note 4)	23,700,625	75,158
Issued on the acquisition of Trend (note 4)	1,174,775	5,322
Issued on the acquisition of Keystone (note 4)	1,083,837	4,606
Issuance of flow-through shares	480,000	2,496
Shares issued for cash	4,500,000	19,575
Issued on exercise of stock options	101,167	375
Share issue costs (net of future income tax totaling $865,000)	—	(1,297)
Tax effect relating to flow-through shares	—	(2,808)
Balance, December 31, 2004	83,133,251	186,220

The Company is obligated to renounce $2.5 million of expenditures made in 2004, relating to the 2004 flow-through share issue. The tax impact of the renunciation will be recorded to share capital and future income taxes upon renunciation in 2005.

(iii) Stock-based Compensation

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants to acquire up to 6,398,833 common shares. The options typically vest over a three year period and expire five years from the date of the grant. Compensation costs attributable to share options granted is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended	Period ended
	December 31, 2004	December 31, 2003

Risk-free interest rate (%)	4.5	4.5
Expected life (years)	2	2
Expected volatility (%)	50	50
Expected dividend yield (%)	Nil	Nil
Weighted average fair value of options granted ($/share)	1.21	0.86

(iv) Stock Options

A summary of the status of the Company’s stock option plan is presented below:

	2004		2003
		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise price
	shares	($/share)	shares	($/share)

Outstanding, January 1	2,214,500	2.84	—	—
Granted	3,107,500	4.02	2,214,500	2.84
Exercised	(101,167)	3.30	—	—
Cancelled	(166,666)	3.51	—	—
Outstanding, December 31	5,054,167	3.54	2,214,500	2.84
Exercisable, December 31	5,054,167	3.54	738,165	2.84

The following table summarizes information regarding stock options outstanding at December 31, 2004:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
Range of	Number	remaining	average	Number	average
exercise prices	outstanding	contractual life	exercise price	exercisable	exercise price
($)		(years)	($/share)		($/share)

2.76 – 3.60	2,068,667	—	2.83	2,068,667	2.83
3.61 – 4.89	2,985,500	—	4.03	2,985,500	4.03
	5,054,167	—	3.54	5,054,167	3.54

(v) Contributed Surplus

The following table reconciles the Company’s contributed surplus:

	December 31, 2004	December 31, 2003

Balance, beginning of period	$733	$—
Stock-based compensation	2,953	733
Options exercised	(37)	—
	$3,649	$733

During the year $2.0 million of stock-based compensation was expensed and $974,000 of stock-based compensation was capitalized to property and equipment.

9.            Income Taxes:

The provision for income taxes in the statement of operations differs from that which would be expected by applying the applicable statutory tax rates. Differences for the periods ended December 31, 2004 and December 31, 2003 are as follows:

	December 31, 2004	December 31, 2003

Income (loss) before taxes	$15,401	$(292)
Statutory income tax rate	41.4%	41.8%
Expected income taxes	6,376	(122)
Effect on income taxes of:
Net non-deductible Crown charges	506	113
Rate reduction	(1,572)	—
Stock-based compensation	819	206
Other	(45)	(48)
Current taxes	2,916	110
	$8,996	$259

The components of the Company’s future income tax liability are as follows:

	December 31, 2004	December 31, 2003

Property and equipment	$46,486	$12,650
Flow-through shares	—	1,278
Share issue costs	(1,366)	(1,087)
Asset retirement obligation	(4,950)	—
	$40,170	$12,841

10. Supplemental Cash Flow Information:

(i) Changes in Non-Cash Working Capital

	December 31, 2004	December 31, 2003

Decrease (increase) in non-cash working capital
Account receivable	$(14,755)	$(13,204)
Accounts payable and accrued liabilities	9,043	16,069
Change in non-cash working capital	$(5,712)	$2,865
Relating to:
Operating activities	$1,624	$(1,445)
Investing activities	(7,336)	4,310
Change in non-cash working capital	$(5,712)	$2,865

11. Commitments:

The Company has various commitments through the ordinary course of business.

The Company is committed to the following approximate payments under an operating lease for office space.

Year	Amount
($000s)

2005	748
2006	725
2007	482
2008	361

The above commitments include an estimate of the Company’s share of operating expenses, utilities and taxes for the duration of the office lease.

12. Financial Instruments:

(i) Risk Management

The nature of the Company’s operations results in exposure to fluctuations in commodity prices, exchange rates and interest rates. The Company monitors, and when appropriate, uses derivative financial instruments to manage its exposure to these risks. The Company is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments. The Company deals only with major financial institutions and does not anticipate non-performance by the counterparties.

At December 31, 2004, the Company had entered into the following:

Fixed price oil swap contracts:

	Volume	Price	Index
	(bbl/d)	($Cdn/bbl)

Jan 1, 2005 to Dec 31, 2005	500	41.55	WTI
Jan 1, 2005 to Dec 31, 2005	500	41.75	WTI
Jan 1, 2005 to Dec 31, 2005	300	44.50	WTI
Jan 1, 2005 to Dec 31, 2005	250	47.80	WTI
Jan 1, 2005 to Jun 30, 2005	250	49.30	WTI
Jul 1, 2005 to Dec 31, 2005	250	47.65	WTI
Jan 1, 2005 to Dec 31, 2005	250	49.25	WTI
Jan 1, 2005 to Dec 31, 2005	500	50.75	WTI
Jan 1, 2005 to Dec 31, 2005	250	53.90	WTI
Jan 1, 2005 to Dec 31, 2005	750	57.80	WTI
Jan 1, 2006 to Dec 31, 2006	250	49.00	WTI
Jan 1, 2006 to Dec 31, 2006	500	51.88	WTI
Jan 1, 2006 to Dec 31, 2006	750	57.80	WTI
Jan 1, 2006 to Dec 31, 2006	250	54.55	WTI
Jan 1, 2006 to Dec 31, 2006	250	55.53	WTI
Jan 1, 2006 to Dec 31, 2006	250	51.42	WTI

The fair value of the fixed price oil contracts at December 31, 2004 was a loss of $2.6 million.

Fixed price natural gas swap contract:

	Volume	Price	Index
	(gj/d)	($Cdn/gj)

Feb 1, 2005 to Dec 31, 2005	3,000	7.04	AECO

The fair value of the fixed price natural gas contract at December 31, 2004 was a gain of $889,000.

Costless collars:

	Volume	Price	Index
	(gj/d)	($Cdn/gj)

Nov 1, 2004 to Mar 31, 2005	2,000	6.00 – 8.00	AECO
Nov 1, 2004 to Mar 31, 2005	1,000	7.00 – 9.90	AECO

The fair value of the costless collars at December 31, 2004 was a gain of $131,000.

(ii) Fair Values

The carrying values of cash, accounts receivable, accounts payable and accrued liabilities approximated their fair values as at December 31, 2004 and 2003 due to their short-term nature. The carrying value of the bank loan approximated its fair value as at December 31, 2004 and 2003 due to the demand nature of the loan and floating interest rate charged on the bank loan.

13. Subsequent Events:

(i) Corporate Reorganization

Effective January 7, 2005, StarPoint and E3 Energy Inc. (“E3”) entered into a business combination and a conversion into a trust through a Plan of Arrangement (the “Plan” or “Arrangement”). The reorganization resulted in the shareholders of StarPoint and E3 receiving trust units in a new oil and natural gas energy trust (the “Trust”) that owns virtually all of StarPoint’s and E3’s existing producing assets. In addition, the shareholders of both StarPoint and E3 received shares in a separate, publicly-listed, growth and exploration focused junior company Mission Oil & Gas Inc. (“Mission”), which owns certain of StarPoint’s exploration assets and undeveloped lands.

Shareholders of both StarPoint and E3 received shares of Mission and at their election, either units of the Trust, which pay monthly cash distributions, or exchangeable shares which may be exchanged into units of the Trust.

Specifically, shareholders of the respective companies received:

For each StarPoint common share owned:

(a) 0.2500 units of the Trust and 0.1111 shares of Mission; or

(b) 0.2500 exchangeable shares and 0.1111 shares of Mission.

For each E3 common share owned:

(a) 0.1100 units of the Trust and 0.0488 shares of Mission; or

(b) 0.1100 exchangeable shares and 0.0488 shares of Mission.

After giving effect to the Arrangement, the financial statements of the Trust will be prepared on a continuity of interests basis which will recognize the Trust as the successor to StarPoint. StarPoint will be deemed the acquirer of E3 and consequently the Trust expects to account for E3 as an acquisition using the purchase method of accounting as follows:

		Mission Oil
	E3 Energy Inc.	& Gas Inc.
Consideration
Fair value of options assumed	$4,096	$—
Trust units issued / Net assets transferred	63,451	(22,407)
Acquisition costs	125	—
	$67,672	$(22,407)

Purchase Price at Fair Value
Property and equipment	$68,724	$(21,061)
Goodwill	23,237	—
Working capital	433	—
Bank debt	(8,244)	—
Asset retirement obligation	(1,841)	751
Future income taxes	(14,637)	(2,097)
	$67,672	$(22,407)

A total of 14,258,946 common shares were issued at an ascribed value of $4.32 per share. The ascribed per share value was based upon the weighted average closing price of the Company’s common shares on the Toronto Stock Exchange on the days prior to the date of the transaction with E3.

(ii) PrivateCo Acquisition

On January 28, 2005, the Trust closed an acquisition of four private Alberta natural gas companies (“PrivateCo”).

The acquisition is expected to be accounted for using the purchase method of accounting as follows:

Consideration

Cash	$69,100
Transaction costs	125
Total consideration	$69,225

Purchase Price at Fair Value

Property and equipment	$50,011
Goodwill	28,791
Working capital	6,110
Asset retirement obligation	(638)
Future income taxes	(15,049)
$69,225

Included in the Company’s accounts receivable at December 31, 2004 is a deposit relating to the acquisition of PrivateCo of $6.0 million.

(iii) Credit Facility

StarPoint has a $125 million demand revolving operating credit facility with financial institution pursuant to a letter agreement dated January 6, 2005. The credit facility is available on a revolving basis for a term of 364 days. Advances bear interest at a rate equal to the financial institution’s prime rate. The borrowing base under the credit facility will be re-determined by the lender on a semi-annual basis or upon the acquisition or disposition of assets beyond certain defined limits.

Corporate Information

DIRECTORS

James Bertram(1)(2)(4)

Paul Colborne(4)

Fred Coles(3)

James M. Pasieka(2)(3)

Rob Peters(1)(2)

Paul Starnino(1)(3)(4)

(1)Member of the Audit Committee

(2)Member of the Compensation Committee

(3)Member of the Reserves Committee

(4)Member of the Health, Safety and Environment Committee

OFFICERS

Paul Colborne

President and Chief Executive Officer

Brett Herman

Vice President, Finance and

Chief Financial Officer

Graham Kidd

Vice President, Corporate Development

Murray Mason

Vice President, Production

Curt Ziemer

Controller

James M. Pasieka

Corporate Secretary

HEAD OFFICE

Suite 3900, 205 Fifth Avenue SW

Calgary, Alberta T2P 2V7

Telephone:      (403) 268-7800

Facsimile:       (403) 263-3388

Website: www.spnenergy.com

BANKER

Bank of Montreal

Calgary, Alberta

AUDITORS

KPMG LLP

Calgary, Alberta

LEGAL COUNSEL

Heenan Blaikie LLP

Calgary, Alberta

EVALUATION ENGINEERS

Sproule Associates Limited

Calgary, Alberta

INVESTOR RELATIONS

Registrar and Transfer Agent

Investors are encouraged to contact StarPoint’s Transfer Agent for information regarding their security holdings:

Olympia Trust Company

Suite 2300, 125 Ninth Avenue SW

Calgary, Alberta T2P 0P6

Telephone:      (403) 261-0900

Facsimile:       (403) 265-1455

Website: www.olympiatrust.com

Stock Exchange

Toronto Stock Exchange

Trading Symbol: “SPN.UN”

ABBREVIATIONS

bbl	barrel

bbl/d	barrels per day

mbbls	thousand barrels

mmbbls	million barrels

boe

A Boe is a barrel of oil equivalent on the basis of 1 Boe to 6 Mcf of natural gas. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 1 Boe for 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

boepd	barrels of oil equivalent per day

mboe	thousand barrels of oil equivalent

mmboe	million barrels of oil equivalent

mcf	thousand cubic feet

mmcf	million cubic feet

mcfpd	thousand cubic feet per day

mmcfpd	million cubic feet per day

bcf	billion cubic feet

mmbtu	million British Thermal Units

gj	gigajoule (trillion joules)

gj/d	gigajoule per day

ngl	natural gas liquids

WTI	West Texas Intermediate

Printed in Canada

SUITE 3900, 205 FIFTH AVENUE SW

CALGARY, ALBERTA T2P 2V7

CANADA

WWW.SPNENERGY.COM